UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39467

Universal Stainless & Alloy Products, Inc.

(Exact name of registrant as specified in its charter)

600 Mayer Street

Bridgeville, Pennsylvania 15017

(412) 257-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).

On January 23, 2025, Universal Stainless & Alloy Products, Inc., a Delaware corporation (“Universal”), Aperam US Holdco LLC, a Delaware limited liability company (“Parent”), and Aperam US Absolute LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 16, 2024 (the “Merger Agreement”), by and among Universal, Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into Universal, with Universal surviving such merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Stainless & Alloy Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

Date: February 3, 2025	By:	/s/ John J. Arminas
Name: John J. Arminas
Title: Vice President, General Counsel and Secretary